September 28, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn:	Ms. Kathleen Collins Accounting Branch Chief
Re:	Telvent GIT, S.A. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 18, 2009 Form 6-Ks Filed on February 26, 2009 and May 21, 2009 File No. 000-50991
Dear Ms. Collins:
     This letter sets forth the responses of Telvent GIT, S.A. (“Telvent” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 24, 2009 to Ms. Bárbara Zubiría, Chief Accounting and Reporting Officer of the Company.
     For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.
Form 20-F for the Fiscal Year Ended December 31, 2008
Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 90
     1. Supplementally advise us, with a view to disclosure, whether Abengoa has established stock compensation plans for key employees of its other subsidiaries that are similar to the Telvent Formula-Based Stock Compensation Plan pursuant to which those employees are able to purchase their respective subsidiary shares from loans arranged by Abengoa. Identify those Abengoa affiliate plans and explain how they are similar to the Telvent Formula-Based Stock Compensation Plan. Furthermore, please clarify the source of the Telvent shares issued to certain of Telvent’s employees under the Formula-Based Stock Compensation Plan (i.e. have those shares been previously owned by Abengoa, purchased by Abengoa on the open market, or obtained by Abengoa via an arrangement with Telvent?).

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 28, 2009

     Abengoa established stock compensation plans for key employees of Abengoa subsidiaries other than Telvent that are substantially similar to the Telvent Formula-Based Stock Compensation Plan. In particular, Abengoa established a similar plan for employees in its industrial waste management business group (the “Befesa Plan”) and for employees in its bioenergy business group (the “Bioenergy Plan”).
     As with the Telvent Formula-Based Stock Compensation Plan, Abengoa arranged for loans to be made available to employees participating in both the Befesa Plan and the Bioenergy Plan in order to enable such participants to purchase the shares under the respective Plan. Officers within the industrial waste management group participated in the Befesa Plan, which provided for such employees to purchase shares of Befesa Medio Ambiente S.A., one of the companies within that group. Officers within the bioenergy group participated in the Bioenergy Plan, which provided for such employees to purchase shares of Abengoa Bionergia S.L., one of the companies within that group.
     Similar to the terms of the Telvent Formula-Based Stock Compensation Plan, the participants’ benefits under the Befesa Plan and the Bioenergy Plan were conditioned upon their remaining employed with an Abengoa affiliate for a specified period of time. If a plan participant were to leave the employ of his or her respective subsidiary or business group, but remain employed within the Abengoa group of companies generally, such participant’s participation in or entitlement to benefits under the Befesa Plan or the Bioenergy Plan, as the case may be, would remain unchanged. Thus, as with the Telvent Formula-Based Compensation Plan, the Befesa Plan and the Bioenergy Plan were designed to provide a retention incentive for Abengoa, not a retention incentive for the Befesa or Abengoa Bioenergy subsidiary groups or any specific companies within such groups
     We further wish to advise the Staff that the Telvent shares purchased by Telvent employees under the Telvent Formula-Based Stock Compensation Plan were shares issued to Abengoa in connection with the formation of Telvent. Telvent neither issued such shares directly to the employees participating in the Telvent Formula-Based Compensation Plan, nor to Abengoa in contemplation of the Telvent Formula-Based Compensation Plan.
* * * * * * *
     In connection with the foregoing responses, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 28, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
     If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Telvent’s Annual Report or other filings with the Commission, please contact Laura Nemeth, Squire, Sanders & Dempsey L.L.P., 127 Public Square, 4900 Key Tower, Cleveland, OH 44114-1304, at (216) 479-8552, fax at (216) 479-8780, or by email at lnemeth@ssd.com, and send a copy to Bárbara Zubiría, Telvent GIT, S.A. Valgrande, 6, 28108 Alcobendas, Madrid, Spain at +34 902 33 55 99, fax at +34 (91) 714 7003 or by email at barbara.zubiria@telvent.abengoa.com.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 28, 2009

Sincerely,
/s/ Bárbara Zubiría
Bárbara Zubiría
Chief Accounting and Reporting Officer